FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2008

Commission File Number	000-30224

CRYPTOLOGIC LIMITED
Alexandra House The Sweepstakes Ballsbridge Dublin 4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 16, 2008	CRYPTOLOGIC LIMITED /s/ Stephen Taylor ____________________________ Stephen Taylor Chief Financial Officer

2

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

CRYPTOLOGIC ANNOUNCES EXCLUSIVE DEAL

WITH NEW IRISH ONLINE GAMING SITE

BETJACKS new casino and poker site

to target players in Ireland, UK, South Africa and Canada

June 16, 2008 (Dublin, IRELAND, and Toronto, CANADA) – CryptoLogic Limited, a leading software developer to the global Internet gaming market, announced today that it has acquired the exclusive rights to be the sole provider of Internet casino and poker software to Betjacks, a new online gaming site. Under the agreement, made through CryptoLogic subsidiary WagerLogic Ltd., the new brand is expected to target the Irish, UK, South African and Canadian markets following its launch this fall.

Conceived in 2006 by Communication veterans Brian Nesbit & Eamon Garland, Betjacks.com has achieved enormous strides forming key partnerships with blue-chip internet gaming and service providers such as CryptoLogic. BetJacks has developed Ireland’s first dedicated online betting and gaming solutions platform, incorporating feature rich media and peer to peer gaming applications all fully integrated with key next generation networking features.

“Today’s announcement reflects CryptoLogic’s strategy to take our Internet casino and poker products to new people and new places,” said Brian Hadfield, CryptoLogic’s President and CEO. “CryptoLogic and Betjacks will work together to develop an exciting new site that provides a superior entertainment experience to players around the world.”

Betjacks will feature CryptoLogic’s award-winning downloadable and non-downloadable Internet casino and poker software. Betjacks will also integrate key white label brands into the company’s Internet poker, casino and proprietary eCash in 2009.

“ As we set out to launch our new Internet gaming site, we wanted a trusted, respected partner who shared our vision of integrity and innovation,” said Brian Nesbit Managing Director (Betjacks). “CryptoLogic’s commitment to the quality of the player experience — and its reputation for transparency and regulatory leadership — are critical benefits as we take our brand online.”

Betjacks will join other top gaming sites using CryptoLogic-developed software. These include William Hill, InterCasino, Playboy Gaming, Littlewoods, Parbet, Betsafe and the World Poker Tour.

“The addition of Betjacks to our customer suite is another example of WagerLogic executing upon its stated strategy to increase the distribution of our best in class gaming products to the world’s most innovative and leading operators,” said Antony Demetriades, WagerLogic’s Managing Director.

About CryptoLogic® (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a world-leading, blue-chip public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic® Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its

TEL (353) 1664-1682

ALEXANDRA HOUSE, THE SWEEPSTAKES, BALLSBRIDGE, DUBLIN 4, IRELAND

gaming software and services to blue-chip customers who offer their games around the world to non-U.S. based players. For information on WagerLogic, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

About Betjacks (www.betjacks.com)

Based in Ireland, BetJacks is set to go Live Q3 2008. BetJacks’ goal is to create a unique integrated user experience that offers the client a customized ‘look and feel’ tailored to their needs. This unique system has been developed to cater for the next generation of users with key entertainment features mixed with strong networking elements focused on customer retention.

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For more information, please contact:

CryptoLogic, 35316641682	Argyle Communications, (416) 968-7311 (North American and gaming industry media)
Stephen Taylor, Chief Financial Officer	Daniel Tisch, ext 223 dtisch@argylecommunications.com
Karen Passmore, ext 228 kpassmore@argylecommunications.com
Corfin Communications (UK media only)
Neil Thapar, +44 207 977 0020
William Cullum, +44 207 977 0020
Harry Chathli, +44 207 977 0020

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.